Pricing Supplement Dated May 5, 2009 (To Prospectus dated July 2, 2007 and Prospectus Supplement dated January 29, 2008) THE BANK OF NEW YORK MELLON CORPORATION	Rule 424(b)(5) File Nos. 333-144261, 333-144261-01, 333-144261-02, 333-144261-03, 333-144261-04, 333-144261-05, 333-144261-06 and 333-144261-07.

Senior Medium-Term Notes Series G, U.S. $ Fixed Rate

Senior Medium-Term Notes Series G

(U.S. $ Fixed Rate)

Trade Date: May 5, 2009

Original Issue Date: May 12, 2009

Principal Amount: $500,000,000

Net Proceeds to Issuer: $498,600,000

Price to Public: 99.870%, plus accrued interest, if any, from and including May 12, 2009

Commission/Discount: 0.150%

Agent’s Capacity:  x  Principal Basis          Agency Basis

Maturity Date: May 15, 2019

Interest Payment Dates: Semi-annually on the 15th day of May and November of each year, commencing November 15, 2009 and ending on maturity date (or next business day, modified following)

Interest Rate: 5.45% per annum

The Notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. In addition, the Notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

See “Use of Proceeds” and “Recent Development” at page 3 and “Risk Factors” at page 4 concerning matters you should consider in connection with your investment in the Notes.

Form:	x	Book Entry
Certificated

Redemption:	x	The Notes cannot be redeemed prior to maturity
The Notes may be redeemed prior to maturity

Repayment:	x	The Notes cannot be repaid prior to maturity
The Notes can be repaid prior to maturity at the option of the holder of the Notes

Discount Note:	Yes	x No

Defeasance: The defeasance and covenant defeasance provisions of the Senior Indenture described under “Description of Senior Debt Securities and Senior Subordinated Debt Securities – Legal Defeasance and Covenant Defeasance” in the Prospectus will apply to the Notes.

Plan of Distribution: The Notes described herein are being purchased, severally and not jointly, by each of the agents named in the below table (the “Agents”), each as principal, on the terms and conditions described in the Prospectus Supplement under the caption “Plan of Distribution of Medium-Term Notes.”

Agent	Aggregate Principal Amount of Notes to be Purchased

Banc of America Securities LLC	$ 125,000,000
Credit Suisse Securities (USA) LLC	$ 125,000,000
Deutsche Bank Securities Inc.	$ 125,000,000
BNY Mellon Capital Markets, LLC	$ 50,000,000
BNP Paribas Securities Corp.	$ 20,000,000
RBC Capital Markets Corporation	$ 20,000,000
RBS Securities Inc.	$ 20,000,000
Jackson Securities, LLC	$ 5,000,000
Toussaint Capital Partners, LLC	$ 5,000,000
Utendahl Capital Group, LLC	$ 5,000,000

Total:	$ 500,000,000

The Agents will deliver the Notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on or about the fifth business day following the date of this Pricing Supplement. Trades of securities in the secondary market generally are required to settle in three business days, referred to as T+3, unless the parties to a trade agree otherwise. Accordingly, by virtue of the fact that the initial delivery of the Notes will not be made on a T+3 basis, investors who wish to trade the Notes before a final settlement will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

Use of Proceeds

In consultation with our banking regulators, we may notify the U.S. Department of the Treasury (the “U.S. Treasury”) of our intent to repurchase the 3,000,000 shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series B (the “Series B Preferred Stock”) and/or the warrant to purchase up to 14,516,129 shares of our common stock ($0.01 par value) (the “Warrant”), both purchased by the U.S. Treasury under the Capital Purchase Program (the “CPP”) under the Troubled Asset Relief Program (the “TARP”). If we repurchase the Series B Preferred Stock and/or the Warrant, we may use the net proceeds of the offering of the Notes to fund a portion of the repurchase price. If we do not use the net proceeds of the offering for that purpose, we will use them for general corporate purposes, which may include contributing some portion of the net proceeds to the capital of our subsidiaries who in turn will use contributed amounts for their general corporate purposes.

Recent Development

Supervisory Capital Assessment Program

As part of the U.S. federal government’s Financial Stability Plan, on February 25, 2009, the U.S. Treasury announced preliminary details regarding the Capital Assistance Program (the “CAP”), which, according to the U.S. Treasury, is designed to restore confidence throughout the financial system that the largest U.S. banking institutions will have a sufficient capital cushion for larger than expected potential future losses, should they occur due to a more severe economic environment, and to support lending to creditworthy borrowers. Pursuant to the CAP, the capital needs of major U.S. banking institutions are being evaluated to determine whether an additional capital buffer would be warranted and, if warranted, the U.S. Treasury committed to make capital available to eligible institutions if they were unable to raise the necessary capital through private sources.

To implement the CAP, the Board of Governors of the Federal Reserve System, the Federal Reserve Banks, the Federal Deposit Insurance Corporation, and the Office of the Comptroller of the Currency commenced a review of the capital needs of the largest U.S. banking institutions. This review is called the Supervisory Capital Assessment Program (the “SCAP”). The SCAP review process involved a forward-looking capital assessment, or “stress test”, of all domestic bank holding companies with assets of more than $100 billion at December 31, 2008, which includes us. The stress test is intended to estimate credit losses, revenues and reserve needs for each of these bank holding companies in 2009 and 2010 under two macroeconomic scenarios, one reflecting a consensus expectation for the depth and duration of the recession and a second more adverse scenario that was designed to reflect a recession that is longer and more severe than consensus expectations. Based on the SCAP review, regulatory supervisors are making a determination as to the extent to which a bank holding company would need to augment its capital, whether through additional capital or a change in the composition of its capital, in order to establish a suitable buffer against higher than expected losses and ensure that the bank holding company would remain sufficiently capitalized over the next two years and be able to lend to creditworthy borrowers should such losses materialize or if faced with a more adverse macroeconomic scenario.

On April 24, 2009, the Federal Reserve Board released a white paper describing the process and methodologies employed by federal bank supervisory agencies with respect to the SCAP. The white paper states that the initial assessment of capital needs for participating institutions was conveyed to such institutions in late April 2009. We, like all bank holding companies participating in the SCAP, are subject to broad confidentiality provisions that prohibit us from disclosing information regarding the SCAP and any information we have received relating to any initial assessments of our capital requirements. As a result, we cannot provide you with any information relating to the initial assessment of our capital that we received as part of the SCAP review process. We expect to receive our final SCAP assessment in May 2009. Pursuant to the SCAP, a bank holding company that has been directed to augment its capital would have six months to raise additional capital or change the composition of its capital and would be permitted to raise the capital through private sources or, alternatively, the U.S. Treasury would make the necessary capital available through the issuance to the U.S. Treasury of mandatory convertible preferred stock available under the CAP.

Information related to the SCAP is available on the website of the Federal Reserve Board at www.federalreserve.gov. Information related to the CAP and the terms of the mandatory convertible preferred stock that can be issued to the U.S. Treasury to raise additional capital is available on the U.S. Treasury’s website related to the Financial Stability Plan at www.financialstability.gov.

Risk Factors

An investment in our securities is subject to certain risks. Before you decide to invest in the Notes, you should consider the risk factors described in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, the other documents incorporated by reference into this pricing supplement or the accompanying prospectus supplement and prospectus, and the additional risk factor set forth below.

Legislative and regulatory actions taken now or in the future to address the current liquidity and credit crisis in the financial industry may significantly affect our financial condition, results of operation, liquidity or stock price.

Current economic conditions, particularly in the financial markets, have resulted in government regulatory agencies and political bodies placing increased focus on and scrutiny of the financial services industry. The U.S. government has intervened on an unprecedented scale, responding to what has been commonly referred to as the financial crisis. In addition to the CPP under the TARP announced last fall and the new CAP announced this spring, the U.S. government has taken steps that include enhancing the liquidity support available to financial institutions, establishing a commercial paper funding facility, temporarily guaranteeing money market funds and certain types of debt issuances, and increasing insurance on bank deposits, and the U.S. Congress, through the Emergency Economy Stabilization Act of 2008 and the American Recovery and Reinvestment Act of 2009, has imposed a number of restrictions and limitations on the operations of financial services firms participating in the federal programs.

These programs subject us and other financial institutions who participate in them to additional restrictions, oversight and costs that may have an adverse impact on our business, financial condition, results of operations or the price of our common stock. In addition, new proposals for legislation continue to be introduced in the U.S. Congress that could further substantially increase regulation of the financial services industry and impose restrictions on the operations and general ability of firms within the industry to conduct business consistent with historical practices, including as relates to compensation, interest rates, the impact of bankruptcy proceedings on consumer real property mortgages and otherwise. Federal and state regulatory agencies also frequently adopt changes to their regulations and/or change the manner in which existing regulations are applied. We cannot predict the substance or impact of pending or future legislation, regulation or the application thereof. Compliance with such current and potential regulation and scrutiny may significantly increase our costs, impede the efficiency of our internal business processes, require us to increase our regulatory capital and limit our ability to pursue business opportunities in an efficient manner.

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